Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Jaguar Mining Reports Q1 2008 Earnings

     Record Production and Sales; Company Expects to Double Reserves in Q2

     JAG - TSX/NYSE Arca

     CONCORD, NH, May 7 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company")
(JAG: TSX/NYSE Arca, JAG.NT: TSX) reports its financial and operational results for the period ended March 31, 2008. All figures are in US dollars unless otherwise indicated.

     <<
     Q1 2008 Highlights

     -   Q1 2008 earnings per fully diluted share totaled $0.01 compared to a loss of $0.01 in Q1 2007.

     -   Record revenue for Q1 2008 totaled $18.8 million, an increase of 187%
         from the same period last year.

     -   Gold sales for Q1 2008 totaled 20,344 oz at an average price of
         $924/oz compared to Q1 2007 figures of 9,885 oz at $662/oz.

     -   As of March 31, 2008, cash and cash equivalents totaled $99.8 million including $3.1 million of restricted cash, mostly related to foreign exchange hedges.

     -   In Q1 2008, the Company produced 21,414 oz of gold at an average cash cost of $428/oz compared to 12,129 oz at an average cash cost of
         $273/oz during the same period last year. In addition to the reasons explained below under the Turmalina and Sabara highlights, costs for
         Q1 2008 were impacted by the weaker US dollar against the Brazilian real. The average exchange rate in Q1 2008 was R$1.74/US$1.00 compared to R$2.11/US$1.00 in Q1 2007.

     -   In Q1 2008, Turmalina produced 17,155 oz of gold at an average cash cost of $387/oz compared to 7,423 oz at an average cash cost of
         $206/oz in Q1 2007. During March of this year, operations at
         Turmalina were slightly impacted by required maintenance to the crushing circuit and one of the two milling circuits. A total of four days of production were effectively lost in order to complete the necessary repairs. Other factors contributed to the increase in costs from 2007, including the switch from processing principally oxide ore during the start-up phase to sulfide ore, the inclusion of a paste-
         fill circuit, lower than optimal recovery rates, and selective grade management during the optimization process.

     -   In Q1 2008, Sabara produced 4,259 oz of gold at an average cash cost of $594/oz compared to 4,706 oz at an average cash cost of $378/oz in the same period in 2007. Cash operating costs in the most recent quarter were primarily impacted by lower grades, as expected. The feed grade of ore processed in Q1 2008 averaged 1.61 g/t compared to
         2.9 g/t in Q1 2007. Production from the new higher grade Serra
         Paraiso mineralized zone located near the Sabara Plant is scheduled to begin in Q3 2008.

     -   Commissioning of the Paciencia Operation is underway with all circuits fully charged and ore processing underway. The Company expects the first pour of gold from this new operation to take place during the next several weeks.

     -   The Turmalina Expansion feasibility study has essentially been completed and is undergoing final review. Based on this work and an approximate 70 percent conversion rate to previously reported resources, Jaguar expects to report 127,000 oz of reserves associated with the Satinoco ore body.

     -   The Caet Project feasibility study is in the final stage of preparation. Based on the work completed to date and assuming a
         75 percent conversion rate, Jaguar expects to report reserves of approximately 825,000 oz at the Pilar and Roa Grande ore bodies.

     -   During Q1 2008, the Company eliminated its forward gold contracts and the remaining debt associated with the term note to complete the
         Turmalina build-out. The Company has no forward production hedged.
     >>

     Commenting on the Q1 results, Daniel R. Titcomb, Jaguar's President and
CEO stated, "Our team's first quarter accomplishments, where we eliminated our term debt and forward sales contracts, completed the construction of
Paciencia, raised the growth capital to help fund our new plan to reach
700,000 oz by 2014 and completed the vast portion of the feasibility studies which we expect will nearly double Jaguar's reserve base, highlight some of the steps we are taking to add shareholder value."
     Mr. Titcomb added, "With the commissioning of Paciencia now underway and that element of risk eliminated, we continue to demonstrate our ability to deliver projects on time and on budget. Another key milestone that we expect this month is the completion of the feasibility studies for the expansion of
Turmalina and the Caet Project. This will allow us to report reserve additions that we expect will nearly double Jaguar's existing base to two million ounces. During the remainder of 2008, we will continue to advance underground development and exploration with the goal of identifying new resources and accelerating our growth as we begin construction on the
Turmalina expansion and the Caet Project."

     <<
     2008 First Quarter Results

     A summary of key operating results follows:
     -------------------------------------------------------------------------
                                                        Q1 2008       Q1 2007
     -------------------------------------------------------------------------
     Sales ($000)                                   $    18,797   $     6,542
     -------------------------------------------------------------------------
     Ounces sold                                         20,344         9,885
     -------------------------------------------------------------------------
     Average realized price $ / ounce               $       924   $       662
     -------------------------------------------------------------------------
     Gross profit ($000)                            $     7,336   $     3,362
     -------------------------------------------------------------------------
     Net income (loss) ($000)                       $       839   $      (496)
     -------------------------------------------------------------------------
       - per share basic and diluted                $      0.01   $     (0.01)
     -------------------------------------------------------------------------
     Weighted avg. no. of shares outstanding
      - basic                                        59,430,887    48,384,918
     -------------------------------------------------------------------------
     Weighted avg. no. of shares outstanding
      - diluted                                      63,768,136    48,384,918
     -------------------------------------------------------------------------
     >>

     Approximately 41% of the Company's cash and cash equivalents of
$99.8 million including $3.1 million of restricted cash held at March 31, 2008 were in accounts in Brazil. Variations in the relative currencies (Canadian dollar versus US dollar versus Brazilian real) will likely give rise to realized and unrealized credits or charges in future periods, which could materially impact the Company's reported income.
     Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended March 31, 2008.

     Equity Financing

     During Q1 2008, the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110,550,000 ($109.6 million). Of the funds raised, $24.8 million was used to close forward sales contracts and eliminate project financing term debt. Additional use of the proceeds of the offering will be employed to fund capital expenditures for exploration and expansions at its three largest projects in Brazil as part of its plan to reach approximately 700,000 oz of production by 2014 and for general corporate purposes.

     Project Financing Term Debt Repayment; Close Forward Sales and Forward
     Purchase Contracts

     Term Debt Repayment

     During Q1 2008, the Company paid RMB International (Dublin) Limited
("RMB") $9.8 million plus $181,000 accrued interest to fully repay a loan facility agreement that the Company had entered into in late 2005. The loan was used primarily to finance the development, construction and start-up of
Turmalina. The original principal amount was $14 million and $4.2 million had been repaid as of December 31, 2007.

     Closed Forward Sales and Purchase Contracts

     During Q1 2008 the Company paid RMB $22.1 million to close forward sales contracts that it had entered into as required by the RMB term loan. At
December 31, 2007, forward sales contracts for 48,556 ounces were outstanding, which were to be settled at $527.10 at the end of each quarter over the term of the contracts. During Q1 2008, the Company closed the forward purchase contracts, realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued at December 31, 2007. At December 31, 2007, forward purchase contracts for
48,556 ounces were outstanding at an average cost of $823.81 per ounce. With these transactions the Company has no forward gold production hedged. No additional charges will be realized during 2008 for the forward sales or purchase contracts.

     NON-GAAP PERFORMANCE MEASURES

     The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP ("GAAP") and, therefore, may not be comparable to similar measures presented by other companies. The
Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide certain investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
     The Company has included Cash Operating Cost per ounce processed because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported
GAAP measures are set out in the following table:

     <<
     Cash Operating Cost per oz Processed
     -------------------------------------------------------------------------
                                                        Q1 2008       Q1 2007
     -------------------------------------------------------------------------
     Production cost per statement of operations    $ 9,396,000     2,882,000
     -------------------------------------------------------------------------
     Change in inventory(1)                         $  (227,000)      429,000
     -------------------------------------------------------------------------
     Production cost of gold produced(2)            $ 9,169,000     3,311,000
     -------------------------------------------------------------------------
       divided by
     -------------------------------------------------------------------------
     Gold produced (ounces)                              21,414        12,129
     -------------------------------------------------------------------------
       Equals
     -------------------------------------------------------------------------
     Cost per ounce processed                       $       428           273
     -------------------------------------------------------------------------
     (1) Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

     (2) The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.
     >>

     Conference Call Details

     Jaguar will hold a conference call on May 8 at 9:00 a.m. EDT, to discuss the Q1 2008 results.
     North American participants may access the call toll-free by dialing
800-218-4973. International participants should call 213-416-2196. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
     Jaguar will provide a web cast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company's homepage at www.jaguarmining.com. An archive of the web cast and the audio replay will be available approximately one hour after the call ends. The audio replay can be accessed by calling 800-675-9924 from North America or 213-416-2185 outside of North America. The replay ID number is 50808.

     About Jaguar Mining

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture.
Additional information is available on the Company's website at
www.jaguarmining.com.

     Forward Looking Statements

     Certain statements in this press release constitute "Forward-Looking
Statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including commencement of production at
Pacincia, completion dates of feasibility studies, gold production and sales targets, gold reserve targets, conversion rates from resources to reserves and the use of proceeds from the February 2008 equity financing. These
Forward-Looking Statements can be identified by the use of words, such as "are expected or "expects". Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the gold production targets, the reserve targets, the completion dates of feasibility studies, or use of proceeds to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change.
The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's
Forward-Looking Statements, see the "CAUTIONARY NOTE" regarding
Forward-Looking Statements and "RISK FACTORS" in the Company's Annual
Information Form for the year ended December 31, 2007 filed on SEDAR and available at www.sedar.com, and the Company's Annual Report on Form 40-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange
Commission and available through EDGAR at www.sec.gov.
     This press release presents estimates of "total cash cost per ounce" that is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). This data may not be comparable to data presented by other gold producers. A reconciliation of the Company's total cash cost per ounce to the most comparable financial measures calculated and presented in accordance with GAAP for the Company's historical results of operations is set forth in the notes to the financial statements for the three months ended
March 31, 2008 filed with the United States Securities and Exchange
Commission, available at www.sec.gov and with the Canadian Securities
Administrators, available at www.sedar.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Director of Investor Relations, (603) 224-4800, bobz(at)jaguarmining.com; Media inquiries:
Valria Rezende DioDato, Director of Communication, (603) 224-4800,
valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 19:02e 07-MAY-08